SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

KE Holdings Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.00002 per share
(Title of Class of Securities)

482497104**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 482497104 has been assigned to the American Depositary Shares of the Company, which are quoted on the New York Stock Exchange under the symbol "BEKE." Each American Depositary Share represents 3 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482497104	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 176,255,685 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 176,255,685 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,255,685 Class A Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON IA

* Consists of 15,000,000 Class A Ordinary Shares held by funds managed by HCA (as defined in Item 2(a) below) and 161,255,685 Class A Ordinary Shares held by funds managed by HCM (as defined in Item 2(a) below). HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. 482497104	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 176,255,685 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 176,255,685 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,255,685 Class A Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON IA

* Consists of 15,000,000 Class A Ordinary Shares held by funds managed by HCA and 161,255,685 Class A Ordinary Shares held by funds managed by HCM. HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. 482497104	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is KE Holdings Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
The Company’s principal executive office is located at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 100086, People's Republic of China.

Item 2(a).	NAME OF PERSON FILING

This Schedule 13G is filed by: (i) Hillhouse Capital Advisors, Ltd., an exempted Cayman Islands company (“HCA”), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) held by certain funds and/or accounts managed by HCA (the “HCA Entities”) and (ii) Hillhouse Capital Management, Ltd., an exempted Cayman Islands company (“HCM”) with respect to the Class A Ordinary Shares held by certain funds and/or accounts managed by HCM (the “HCM Entities”).

HCA is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares held by the HCA Entities. HCM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares held by the HCM Entities. HCA and HCM are under common control and share certain policies, personnel and resources. Accordingly, each of HCA and HCM reports on this Schedule 13G that it has shared voting and dispositive power of the Class A Ordinary Shares beneficially owned by each of HCA and HCM.

HCA and HCM are hereinafter sometimes each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.”

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Item 2(c).	CITIZENSHIP
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A Ordinary Shares, par value $0.00002 per share (the “Class A Ordinary Shares”).

Item 2(e).	CUSIP NUMBER
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 482497104 has been assigned to the American Depositary Shares of the Company, which are quoted on the New York Stock Exchange under the symbol "BEKE." Each American Depositary Share represents 3 Class A Ordinary Shares.

CUSIP No. 482497104	13G	Page 5 of 8 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________

Item 4.	OWNERSHIP
The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 2,651,036,855 Class A Ordinary Shares outstanding, as reported in the Company’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on November 19, 2020, after giving effect to the completion of the offering as described therein.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2. The HCA Entities and the HCM Entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein.

CUSIP No. 482497104	13G	Page 6 of 8 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
Each of the Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 482497104	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021

Hillhouse Capital Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer

CUSIP No. 482497104	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 16, 2021

HILLHOUSE CAPITAL ADVISORS, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer